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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kirkland’s, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
497498 10 5
(CUSIP Number)
September 22, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	497498 10 5	13G	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS Robert E. Alderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,010,939*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,010,939*

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,010,939*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes options to purchase 174,957 shares of Common Stock which are exercisable within 60 days of September 10, 2008.

CUSIP No.	497498 10 5	13G	Page	3	of	4 Pages
Item 1.

(a)	Name of Issuer:

Kirkland’s, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

431 Smith Lane
Jackson, Tennessee 38301
Item 2.

(a)	Name of Person Filing:

Robert E. Alderson

(b)	Address of Principal Business Office or, if None, Residence:

431 Smith Lane
Jackson, Tennessee 38301

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, no par value per share

(e)	CUSIP Number:

497498 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
              Not applicable.
Item 4. Ownership:

(a)	Amount Beneficially Owned:

1,010,939, including options to purchase 174,957 shares of Common Stock which are exercisable within 60 days of September 10, 2008.

(b)	Percent of Class:

5.2%

(c)	Number of shares as to which the person has voting and dispositive power:

(i) Sole power to vote or to direct the vote:
1,010,939

CUSIP No.	497498 10 5	13G	Page	4	of	4 Pages

(ii)	Shared power to vote or to direct the vote:
- 0 -

(iii)	Sole power to dispose or to direct the disposition of:
1,010,939

(iv)	Shared power to dispose or to direct the disposition of:
- 0 -
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 30, 2008

/s/ Robert E. Alderson
Robert Alderson